U.S. SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form  10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1998

[ ] Transition Report on From 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-QSB [ ] Transition Report on Form N-SAR

From the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

Part I--Registrant Information

         Full name of Registrant:  Bentley International, Inc.
         Former Name:               Megacards, Inc.
         Commission File Number:  0-19503
         IRS Employer Identification No.: 43-1325291

         Address of Principal Executive Office (Street and Number) 9719 Conway Road
         St. Louis, Missouri 63124
         City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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The Registrant hereby represents that:

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

         On July 30, 1998 the Registrant completed a sale of its Windsor Art, Inc. subsidiary, which represented a sale of substantially all of the assets of the Registrant. The Registrant believes that it must report the sale of substantially all of its assets on the 10-QSB for the quarter ended June 30, 1998 because both the operations and financial situation of the Registrant changed materially during the period between June 30, 1998 and the filing of the 10-QSB.

         Due to the sale, compilation of the Registrant's financial information has been delayed which, in turn, has caused delay in the completion of the Form 10-QSB for the quarter ended June 30, 1998.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

             Lloyd R. Abrams    (314)       569-1659
                (Name)        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes     [ ] No

         (3) Is it  anticipated  that  any  significant  change  in  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ ] Yes     [X] No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           BENTLEY INTERNATIONAL, INC.
                  (Name of Registrant as specified in charter)



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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1998      By:      /s/Lloyd R. Abrams
                                 Lloyd R. Abrams, President and
                                 Chief Executive Officer